THE RIDGEWOOD POWER GROWTH FUND
1314 King Street
Wilmington, DE 19801
Telephone: 302-888-7444

May 1, 2007

VIA EDGAR
OVERNIGHT DELIVERY SERVICE

Ms. Sarah Goldberg
Staff Accountant
Mail Stop 3561
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-3561

Re:	The Ridgewood Power Growth Fund Form 8-K Filed April 20, 2007 File No. 0-25935

Dear Ms. Goldberg:

We have received and reviewed the comment letter of the staff of the Securities and Exchange Commission (the "Commission") dated April 23, 2007 (the "Comment Letter") on the above-referenced Current Report on Form 8-K filed by the Ridgewood Power Growth Fund (the "Fund") with the Commission. References in this letter to "Previously Issued Financial Statements" refer to the Fund's consolidated financial statements contained in Quarterly Reports on Forms 10-Q and Annual Reports on Forms 10-K from the three month period ended March 31, 2003 through the three and nine month periods ended September 30, 2005. The Fund's responses to the comments are set forth below:

Form 8-K filed April 20, 2007

Item 4.02(a)

1.  SEC Comment: Please explain to us how you intend to account for the securities received in the bankruptcy reorganization of Zapworld.com during the restatement periods referred to and why your accounting treatment complies with SFAS 115. Please specifically address your accounting for unrealized gains and losses.

Response: The securities of Zapworld.com received by the Fund pursuant to the bankruptcy proceedings of Zapworld.com were restricted securities at the time of receipt by the Fund and were incorrectly valued at $0 by the Fund at that time in the Previously Issued Financial Statements. In the proposed restatement of the Previously Issued Financial Statements, the Zapworld.com securities received by the Fund will be initially valued at fair value as required by SFAS 15. The resulting gain will be the fair value determined for the securities when received by the Fund.

In the proposed restatement of the Previously Issued Financial Statements, the amounts of gain and loss attributable to changes in value of the Zapworld.com securities occurring within one year of when the restrictions on the securities are expected to lapse will be recognized in accumulated other comprehensive income as called for in SFAS 115 as the securities will then be considered available-for-sale.

2.  SEC Comment: Please revise to quantify, to the extent known, the impact on your financial statements of consolidating the UAE subsidiary. Refer to the requirements of Item 4.02(a)(2) of Form 8-K.

Response: In the Previously Issued Financial Statements, the Fund recorded a loss in the three-month period ended December 31, 2004 of approximately $1.3 million to reflect the loss associated with the write-off of the new business effort in the UAE. Management has determined that the manner of accounting for the loss is not in accordance with GAAP. Alternative approaches are currently under consideration but the appropriate manner of accounting for the UAE business and the impacts of the change in accounting on the financial statements of the Fund have not yet been determined. It is believed that the impacts will primarily be a matter of the timing of the loss.

3.  SEC Comment: With regard to the errors disclosed in item 6, please tell us the following:

•	why your allocation of the purchase price of US Hydro to power purchase agreements and other long-term assets acquired was incorrect;

•	how you are treating the power purchase agreements and the other long-term assets in the reallocation of the US Hydro purchase price and the basis for your revised accounting treatment;

•	how you determined the fair value of the power purchase agreements, the long-term note receivable and other long-term assets in the initial allocation and in the reallocation;

•	whether the investment in the Lahontan project is a separate asset of the Fund or is an investment of US Hydro;

•	whether or not you had previously recognized an impairment loss related to the Lahontan project and, if so, the period in which the loss was recognized;

•
why your determination to forego the Internal Revenue Code election to step-up the basis of the US Hydro assets had the effect of eliminating accrued liabilities and the nature and amounts of such liabilities; and

•	whether you tested goodwill allocated to US Hydro for impairment prior to September 30, 2003 and, if so, the dates(s) and result(s) of the impairment tests.

Response: In regard to item 6, the power purchase agreements in the acquired entities were valued in the Previously Issued Financial Statements at fair value (being the present value of the expected cash flows attributable to the excess of the contract price over the estimated open market price for electricity sold by the contracted projects). Other long-term assets, primarily fixed assets, were valued in the Previously Issued Financial Statements at their estimated fair value. The original purchase accounting calculation resulted in an excess of fair value of acquired net assets over cost, which was reallocated as a reduction of certain non current assets on a pro-rata basis in accordance with SFAS 141, paragraph 44.

Management of the Fund has concluded that an incorrect termination date was used to determine the fair value of one of the power purchase agreements. While the power purchase agreement termination date was correct, the project to which the power purchase agreement applied is subject to a lease which has a shorter term. The lease termination date should have been used to determine the duration of the cash flow stream for valuation purposes. When using the correct termination date, approximately 10 years of cash flows should have been excluded from the valuation model, resulting in a revised purchase accounting calculation with residual goodwill as compared with negative goodwill that resulted from the initial model.

The Lahontan project is a distinct investment of US Hydro and not of the Fund directly. There had not been impairment losses recognized with respect to the Lahontan investment in the Previously Issued Financial Statements. During 2003, it was determined that a negative adjustment of approximately $2.7 million to the Lahontan basis was appropriate due to the re-estimation of its collectibility. This negative adjustment was treated in the Previously Issued Financial Statements as a purchase price reallocation in purchase accounting. In the restatement, this negative adjustment will be recognized as an impairment of the investment.

In regards to the Internal Revenue Code election to step-up the basis of the US Hydro assets, US Hydro’s initial purchase accounting included an accrual for approximately $1.1 million for taxes that were estimated to be payable if the election was made. As a result of forgoing the election, the approximately $1.1 million accrual was not necessary, but forgoing the election gave rise to a deferred tax liability of approximately $4.9 million.

Goodwill was not tested for impairment prior to September 30, 2003. Since the acquisition occurred in November, 2002 and the initial purchase accounting was not completed until 2003, the initial goodwill testing would ordinarily have occurred prior to the December 31, 2003 closing. Management has determined that the decision to forgo the stepped-up basis tax election which resulted in a significant increase in deferred tax liabilities and a corresponding increase in goodwill was a triggering event that would require the testing of goodwill in accordance with SFAS 142.
* * * * *

This letter was filed by EDGAR on May 1, 2007.

In the event that you have any questions or comments, please feel free to contact me at (201) 447-9000. Thank you.

Very truly yours,
Douglas R. Wilson
Senior Vice President and
Chief Financial Officer

ACKNOWLEDGEMENT

In connection with the response by the Ridgewood Power Growth Fund to the comments set forth in the letter from the United States Securities and Exchange Commission (the "Commission"), dated April 23, 2007, addressed to Mr. Douglas R. Wilson, Chief Financial Officer of the Fund, regarding the Item 4.02(a) Form 8-K filed by the Fund on April 20, 2007, the Fund hereby acknowledges as follows:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Acknowledgement as of May 1, 2007.

THE RIDGEWOOD POWER GROWTH FUND

By:/s/ DOUGLAS R. WILSON
Name:Douglas R. Wilson
Title:Senior Vice President and
  Chief Financial Officer